Rider

Return of Purchase Payment Guaranteed Minimum Death Benefit

This Rider is made part of the Contract to which it is attached. If this rider is issued at the same time as your Contract, this rider is effective on the Contract Issue Date shown on the Contract Specifications. If this rider is issued after your Contract, this rider is effective on the date upon which this rider was added.

To the extent any provisions contained in this rider are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this Benefit will control.

If You choose to return the Contract under the Right to Examine this rider will also be void.

RETURN OF PURCHASE PAYMENT DEATH BENEFIT

If the Annuitant dies prior to the Annuity Payout Date, We will pay a Death Benefit to the Beneficiary upon Our receipt of Due Proof of Death. The Return of Purchase Payment Death Benefit amount will be the greater of:

(1)	The Contract Value on the date Due Proof of Death is received by Us;

(2)	The total Purchase Payments reduced for any Withdrawals in the same proportion that the Contract Value was reduced on the date of the Withdrawal; or

If the Contract Value is reduced to zero (0) or after Annuity Income Payments have started, the Return of Purchase Payment Death Benefit will no longer be available.

DEATH BENEFIT ADJUSTMENT

The Death Benefit Adjustment is equal to the difference, if any, between the highest guaranteed Death Benefit amount and the Contract Value as of the Valuation Date.

If the Contract Value, on the Valuation Date, exceeds the Return of Purchase Payment Death Benefit value under this Contract or any applicable rider as of the Annuitant’s death, then there is no Death Benefit Adjustment.

If a Death Benefit Adjustment is applicable, the amount of the Death Benefit Adjustment will be added to the Contract Value.

The Death Benefit Adjustment Valuation Date is the earlier of:

(1)	The date We receive Due Proof of Death; or

(2)	Ninety (90) days after the Annuitant’s death.

As of the end of the Valuation Period, the Contract Value will remain allocated in the Variable Portfolio and the Death Benefit Adjustment amount, if any, will be added to the to the account specified in the Contract Specifications. In order to do so, We will purchase units in the money market portfolio with the amount of the Death Benefit Adjustment, where it will remain until We receive different investment instructions from the Beneficiary.

REPORTS

We will send a report to the Owner at least once each Contract Year that shows the Death Benefit Base at the end of the current report period as long as this Rider is in effect.

Form ICC25-VROP-1	AuguStar Life Insurance Company	Page 1

TERMINATION

This rider will terminate upon the termination of the Contract, except in the case of Spousal Continuation.

AUGUSTAR LIFE INSURANCE COMPANY

Form ICC25-VROP-1	AuguStar Life Insurance Company	Page 2